SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 26, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 26, 2018 regarding “Ericsson’s Nomination Committee appointed”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President
Senior Vice President, Chief Financial Officer

Date: April 26, 2018

PRESS RELEASE April 26, 2018

Ericsson’s Nomination Committee appointed

Ericsson’s (NASDAQ:ERIC) Nomination Committee for the Annual General Meeting 2019 has been appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Johan Forssell, Investor AB;

•	Bengt Kjell, AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse;

•	Christer Gardell, Cevian Capital Partners Limited;

•	Anders Oscarsson, AMF – Försäkring och Fonder; and

•	Ronnie Leten, the Chairman of the Board of Directors.

Johan Forssell is the Chairman of the Nomination Committee.

Shareholders who wish to submit proposals to the Nomination Committee are welcome to contact the Nomination Committee. Proposals must be received in due time before the Annual General Meeting to ensure that the proposals can be considered by the Nomination Committee.

CONTACT THE NOMINATION COMMITTEE:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

E-mail: nomination.committee@ericsson.com

NOTES TO EDITORS

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PRESS RELEASE April 26, 2018

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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